Exhibit 99.7

Centerra Gold Inc.

Condensed Consolidated Interim Financial Statements

For the Quarter Ended June 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of United States Dollars)

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

		June 30, 2020	December 31, 2019
(Expressed in thousands of United States Dollars)	Notes
Assets
Current assets
Cash		$212,213	$42,717
Amounts receivable		52,367	79,022
Inventories	4	689,463	774,060
Other current assets	5	38,564	36,869

		992,607	932,668
Property, plant and equipment	6	1,706,269	1,669,516
Reclamation deposits		47,085	40,999
Other assets	10	23,352	58,470

		1,776,706	1,768,985

Total assets		$2,769,313	$2,701,653

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	7	$220,640	$238,339
Revenue-based taxes payable		17,254	744
Taxes payable		1,961	1,034
Other current liabilities	5	12,869	4,692

		252,724	244,809
Long-term debt	8	—	70,007
Deferred income tax liability		32,803	33,733
Provision for reclamation	9	310,637	265,049
Other liabilities	10	21,490	22,211

		364,930	391,000
Shareholders’ equity
Share capital		966,212	960,404
Contributed surplus		26,060	26,278
Accumulated other comprehensive loss		(4,091)	(752)
Retained earnings		1,163,478	1,079,914

		2,151,659	2,065,844

Total liabilities and Shareholders’ equity		$2,769,313	$2,701,653

Commitments (note 18)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
(Expressed in thousands of United States Dollars)
(except per share amounts)
	Notes
Revenue	11	$412,654	$340,510	$786,700	$674,549
Cost of sales
Production costs	12	141,918	182,654	306,552	354,429
Depreciation, depletion and amortization		85,443	58,963	158,465	113,395
Standby costs	13	—	—	6,728	—

Earnings from mine operations		185,293	98,893	314,955	206,725
Care and maintenance		7,074	6,881	13,862	14,204
Exploration and business development		8,952	10,420	18,455	18,712
Corporate administration	14	25,271	13,690	28,718	23,388
Revenue-based taxes		40,359	27,777	75,464	55,171
Other operating expenses	15	22,925	4,151	63,700	7,119

Earnings from operations		80,712	35,974	114,756	88,131
Other (income) expenses, net	16	(2,239)	(613)	5,331	(755)
Finance costs		3,817	3,697	7,418	7,678

Earnings before income tax		79,134	32,890	102,007	81,208
Income tax (recovery) expense		(1,609)	(524)	1,256	(2,638)

Net earnings		80,743	33,414	100,751	83,846

Other Comprehensive Income
Items that may be subsequently reclassified to earnings:
Net (loss) gain on translation of foreign operations		(592)	712	(1,607)	1,447
Net unrealized (loss) gain on derivative instruments, net of tax	20	(1,930)	166	(1,732)	(25)

Other comprehensive (loss) income (“OCI”)		(2,522)	878	(3,339)	1,422

Total comprehensive income		$78,221	$34,292	$97,412	$85,268

Basic earnings per share	17	$0.27	$0.11	$0.34	$0.29
Diluted earnings per share	17	$0.27	$0.11	$0.34	$0.29

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
(Expressed in thousands of United States Dollars)
Operating activities	Notes
Net earnings		$80,743	$33,414	$100,751	$83,846
Adjustments for the following items:
Depreciation, depletion and amortization		90,352	60,575	165,082	116,310
Finance costs		3,817	3,697	7,418	7,678
Share-based compensation expense		20,470	4,792	17,231	11,499
Inventory impairment		6,100	—	13,588	—
Income tax (recovery) expense, net		(1,609)	(524)	1,256	(2,638)
Reclamation expense		17,065	—	43,505	615
Income tax (paid) refunded		(1,015)	(612)	9,849	(267)
Other		178	54	719	(1,439)

Cash provided by operations before changes in operating working capital		$216,101	$101,396	$359,399	$215,604
Change in operating working capital	21	51,959	(10,400)	29,817	(5,854)

Cash provided by operations		$268,060	$90,996	$389,216	$209,750

Investing activities
Additions to property, plant and equipment		(98,996)	(60,341)	(143,263)	(122,102)
Proceeds from disposition of fixed assets		175	—	308	—
Decrease in restricted cash		149	5	25,990	21
Decrease (increase) in other assets		2,267	(549)	(4,951)	(5,256)

Cash used in investing		$(96,405)	$(60,885)	$(121,916)	$(127,337)

Financing activities
Debt drawdown	8	114,000	31,035	250,000	85,854
Debt repayment	8	(250,000)	(100,000)	(327,472)	(176,000)
Payment of interest and borrowing costs		(2,789)	(2,309)	(4,854)	(5,258)
Dividends paid	17b	(16,992)	—	(16,992)	—
Lease payments		(1,415)	(1,448)	(3,152)	(2,849)
Proceeds from common shares issued		3,908	2,169	4,666	4,114

Cash used in financing		$(153,288)	$(70,553)	$(97,804)	$(94,139)

Increase (decrease) in cash during the period		18,367	(40,442)	169,496	(11,726)
Cash at beginning of the period		193,846	180,421	42,717	151,705

Cash at end of the period		$212,213	$139,979	$212,213	$139,979

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States Dollars, except share information)

				Accumulated
	Number of	Share		Other
	Common	Capital	Contributed	Comprehensive	Retained
	Shares	Amount	Surplus	Loss (“AOCI”)	Earnings	Total
Balance at January 1, 2019	291,999,949	$949,328	$27,364	$(2,088)	$1,173,427	$2,148,031
Net earnings	—	—	—	—	83,846	83,846
Other comprehensive income	—	—	—	1,422	—	1,422
Transactions with owners:
Share-based compensation expense	—	—	1,046	—	—	1,046
Issued on exercise of stock options	400,364	5,303	(1,670)	—	—	3,633
Issued under the employee share purchase plan	56,329	481	—	—	—	481
Issued on redemption of restricted share units	7,682	55	—	—	—	55

Balance at June 30, 2019	292,464,324	$955,167	$26,740	$(666)	$1,257,273	$2,238,514

Balance at January 1, 2020	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844
Net earnings	—	—	—	—	100,751	100,751
Other comprehensive loss	—	—	—	(3,339)	—	(3,339)
Transactions with owners:
Share-based compensation expense	—	—	924	—	—	924
Issued on exercise of stock options	587,872	4,116	(1,142)	—	—	2,974
Issued under the employee share purchase plan	76,182	1,152	—	—	—	1,152
Issued on redemption of restricted share units	13,436	540	—	—	—	540
Dividend declared and paid	—	—	—	—	(17,187)	(17,187)

Balance at June 30, 2020	294,367,946	$966,212	$26,060	$(4,091)	$1,163,478	$2,151,659

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

1. Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties.

2. Basis of presentation

These condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s December 31, 2019 annual consolidated financial statements.

These financial statements were authorized for issuance by the Board of Directors of the Company on July 30, 2020.

3. Accounting policies

Commercial Production

A mine development property is considered to have entered the production stage when the mine is in the condition necessary for it to be capable of operating in the manner intended by management (“commercial production”). In determining whether a mine has achieved commercial production, the criteria considered include the following:

•	Substantial completion of the construction activities;

•	Ability to produce minerals in saleable form (within specifications);

•	Completion of a reasonable period of testing of mine plant and equipment; and

•	Ability to sustain ongoing production of minerals.

Upon achieving commercial production, costs are transferred from construction in progress into the appropriate asset classification such as mineral properties, building, plant and equipment.

Once in commercial production, gold sales are recognized as revenues and production costs as a component of cost of sales, instead of being deducted from or added to the capitalized construction cost of the mine; amortization of capitalized costs in property, plant and equipment commences; and the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development, open-pit stripping activities, and expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

On May 31, 2020, the Company’s Öksüt Mine declared commercial production, having completed its start-up phase and after bringing the mine and its related assets to their intended use.

Standards and amendments issued but not yet effective or adopted:

IAS 16, Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted.

The Company expects to adopt the revision to IAS 16 when it becomes effective on January 1, 2022.

IAS 1, Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:

•	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;

•	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;

•	Clarifying how lending conditions affect classification; and

•	Clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The Company will perform an assessment prior to the effective date of January 1, 2022.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

4. Inventories

	June 30,	December 31,
	2020	2019
Stockpiles of ore (a)	$340,900	$427,644
Gold in-circuit (b)	19,316	20,681
Gold doré	19,265	19,814
Copper and gold concentrate	19,948	29,577
Molybdenum inventory	59,615	67,019

	459,044	564,735
Supplies (net of provision) (c)	230,419	209,325

Total inventories	$689,463	$774,060

(a)	Includes ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand of $139.8 million (December 31, 2019 – $188.7 million).
(b)	Includes heap leach in-circuit of $2.3 million (December 31, 2019 - $1.4 million) related to the Öksüt Mine.
(c)

Net of long-term supplies inventory of $1.8 million (December 31, 2019 - $1.7 million) and includes a provision for supplies inventory obsolescence of $26.5 million as at June 30, 2020 (December 31, 2019 - $23.9 million).

5. Other current assets and other current liabilities

	June 30,	December 31,
	2020	2019
Other current assets:
Deposits for consumable supplies	$10,998	$12,557
Alternative Minimum Tax receivable	11,404	11,404
Short-term derivative assets	6,786	1,534
Marketable securities	3,398	1,780
Prepaid insurance expenses	2,814	7,726
Other	3,164	1,868

Total other current assets	$38,564	$36,869

Other current liabilities:
Short-term derivative liabilities	$7,181	$192
Current portion of lease obligations	4,970	4,303
Current portion of provision for reclamation	700	154
Other	18	43

Total other current liabilities	$12,869	$4,692

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

6. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings,		Capitalized	Construction
	Plant and	Mineral	Stripping	in
	Equipment(a)	Properties(b)	Costs	Progress	Total
Cost
January 1, 2020	$1,702,753	$627,075	$583,498	$274,546	$3,187,872
Additions	6,408	2,766	93,221	69,511	171,906
Disposal	(1,504)	—	—	—	(1,504)
Provision for reclamation revaluation	—	996	—	—	996
Foreign currency translation	—	(1,518)	—	—	(1,518)
Reclassification	170,969	22,787	—	(193,756)	—

Balance June 30, 2020	$1,878,626	$652,106	$676,719	$150,301	$3,357,752

Accumulated depreciation and impairment
January 1, 2020	$959,798	$166,270	$392,288	$—	$1,518,356
Charge for the period	72,984	9,570	51,298	—	133,852
Disposals	(725)	—	—	—	(725)

Balance June 30, 2020	$1,032,057	$175,840	$443,586	$—	$1,651,483

Net book value
Balance January 1, 2020	$742,955	$460,805	$191,210	$274,546	$1,669,516

Balance June 30, 2020	$846,569	$476,266	$233,133	$150,301	$1,706,269

(a)

Includes costs of $38.5 million (December 31, 2019-$37.8 million) and accumulated depreciation of $7.2 million (December 31, 2019-$6.2 million) related to mobile equipment and buildings under right-of-use assets.

(b)	Includes revenue earned from sales at Öksüt net of related costs of $6.9 million for 6,654 ounces of gold sold prior to the mine achieving commercial production on May 31, 2020.

Effective May 31, 2020, the Company achieved commercial production at the Öksüt Mine and transferred the following amounts from construction in progress: $22.6 million to mineral properties, and $140.0 million to buildings, plant and equipment. The remaining amounts transferred out of construction in progress include $20.9 million at Kumtor and $10.0 million at Mount Milligan.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

7. Accounts payable and accrued liabilities

	June 30,	December 31,
	2020	2019
Trade creditors and accruals	$131,789	$166,185
Amount due to Royal Gold (a)	46,627	38,190
Liability for share-based compensation	34,224	25,964
Provision for Kyrgyz Republic settlement (b)	8,000	8,000

Total	$220,640	$238,339

(a)

RGLD Gold AG and Royal Gold, Inc (together, “Royal Gold”) hold a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

(b)

As part of the completion of the Strategic Agreement with the Kyrgyz Government (“Strategic Agreement”) in August 2019, the Company’s obligations include a payment of $5.0 million to a Nature Development Fund for the purpose of financing environmental conservation projects and nature preservation in the Kyrgyz Republic and $3.0 million to a Cancer Care Fund for the purpose of funding cancer treatment, research, support and outreach in the Kyrgyz Republic. These payments are due in the third quarter of 2020.

8. Debt

	Corporate
	Revolving	OMAS
	Facility (a)	Facility (b)	Total
Principal
Balance December 31, 2019	$—	$77,472	$77,472
Drawdown	250,000	—	250,000
Repayment	(250,000)	(77,472)	(327,472)

Balance June 30, 2020	$—	$—	$—
Deferred costs
Balance December 31, 2019	$(1,430)	$(6,035)	$(7,465)
Amortization	343	6,035	6,378

Balance June 30, 2020 (c)	$(1,087)	$—	$(1,087)

Debt (net of deferred financing costs)
Long-term debt - December 31, 2019	$(1,430)	$71,437	$70,007

(a)	Repaid in the second quarter of 2020 and is available until February 2022.
(b)	Repaid and cancelled in the first quarter of 2020.
(c)	Deferred costs related to the revolving facility of $1.1 million have been reclassified to other assets as at June 30, 2020.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

9. Provision for reclamation

The following table reconciles the beginning and ending carrying amounts of the Company’s reclamation provision. The majority of expenditures are expected to occur between 2026 to 2059.

Non-operating sites (a)
Balance December 31, 2019	$177,803
Changes in estimate	282
Changes in discount rate (b)	44,515
Accretion	1,133
Foreign exchange revaluation (b)	(1,010)

Balance June 30, 2020	$222,723

Operating sites (a)
Balance December 31, 2019	$87,400
Changes in estimate	800
Changes in discount rate	1,228
Accretion	500
Foreign exchange revaluation	(1,314)

Balance June 30, 2020	$88,614

Total reclamation provision	$311,337

Current portion of reclamation provision	$700
Long-term portion of reclamation provision	310,637

Total reclamation provision	$311,337

(a)

Non-operating sites include Endako, Thompson Creek Mine and Kemess. Operating sites include Kumtor, Mount Milligan and Öksüt. Öksüt was reclassified to an operating site as of January 1, 2020. The provision for reclamation is discounted using the real US and Canadian risk-free interest rates (calculated by subtracting the current inflation rate from the yield of long-term US and Canadian government securities). Real US and Canadian risk-free interest rates decreased from 0.58% and 0.41%, respectively, at December 31, 2019 to negative rates at June 30, 2020. As a result, the Company was required to increase the provision for reclamation to the undiscounted amount of the expected closure costs.

(b)	$43.5 million recorded in other operating expenses in the Statement of Earnings related to Thompson Creek Mine and Endako (note 15).

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

10. Other assets and other liabilities

	June 30,	December 31,
	2020	2019
Other assets:
Alternative Minimum Tax receivable (a)	$—	$11,404
Derivative assets	2,538	—
Prepayments for property, plant and equipment	2,080	2,395
Restricted cash (b)	1,996	27,986
Value-added tax receivable (c)	13,056	14,347
Deferred financing fees (note 8)	1,087	—
Other assets (d)	2,595	2,338

Total other assets	$23,352	$58,470

Other liabilities:
Derivative liabilities	$2,047	$—
Post-retirement benefits	3,963	3,875
Long-term portion of lease obligations	15,480	18,336

Total other liabilities	$21,490	$22,211

(a)	Reclassified to other current assets.
(b)

As part of the repayment and cancellation of the OMAS facility in January 2020, $25 million in restricted cash funds were released (refer to note 8). As at June 30, 2020, the remaining restricted cash relates to certain permits at the Öksüt Mine.

(c)	Relates to the operations of the Öksüt Mine.
(d)	Includes long-term supplies inventory of $1.8 million (December 31, 2019 - $1.8 million).

11. Revenue

Total revenue consists of the following:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Gold revenue	$346,314	$245,241	$644,126	$486,554
Copper revenue	39,783	36,386	72,745	67,521
Molybdenum revenue	26,557	58,883	69,829	120,474

Total revenue	$412,654	$340,510	$786,700	$674,549

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The sales quantity and sales pricing adjustment of gold and copper in concentrate, including the impact of hedge contracts, are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Gold
Quantity adjustment	$72	$15	$836	$765
Provisional pricing adjustment	7,889	2,901	10,856	2,968
Copper
Quantity adjustment	(659)	355	(883)	(225)
Provisional pricing adjustment	8,770	(10,720)	2,975	(5,795)

	$16,072	$(7,449)	$13,784	$(2,287)

12. Production costs

Three months ended June 30, 2020	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$66,813	$20,366	$11,406	$98,585
Royalties, levies and production taxes	2,599	1,214	227	4,040
Changes in inventories	21,575	2,849	(13,476)	10,948
Inventory impairment	—	—	6,100	6,100
Feed material purchases	—	—	27,901	27,901
By-product sales (a)	(3,260)	(1,162)	(1,234)	(5,656)

Total production costs	$87,727	$23,267	$30,924	$141,918

Three months ended June 30, 2019	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$107,762	$30,574	$11,187	$149,523
Royalties, levies and production taxes	1,781	1,315	231	3,327
Changes in inventories	(12,869)	(172)	(1,990)	(15,031)
Feed material purchases	—	—	50,048	50,048
By-product sales (a)	(1,685)	(831)	(2,697)	(5,213)

Total production costs	$94,989	$30,886	$56,779	$182,654

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Six months ended June 30, 2020
	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$139,338	$44,133	$21,666	$205,137
Royalties, levies and production taxes	4,637	2,357	451	7,445
Changes in inventories	34,681	5,919	(6,184)	34,416
Inventory impairment	—	—	13,588	13,588
Feed material purchases	—	—	56,408	56,408
By-product sales (a)	(6,043)	(1,910)	(2,489)	(10,442)
Total production costs	$172,613	$50,499	$83,440	$306,552

Six months ended June 30, 2019
	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$204,922	$48,250	$23,396	$276,568
Royalties, levies and production taxes	3,783	2,313	456	6,552
Changes in inventories	(20,979)	2,182	2,717	(16,080)
Feed material purchases	—	—	96,176	96,176
By-product sales (a)	(2,976)	(1,113)	(4,698)	(8,787)

Total production costs	$184,750	$51,632	$118,047	$354,429

(a)	Includes silver, rhenium and sulfuric acid sales.

13. Standby costs

As a result of the temporary suspension of mine operations at the Kumtor Gold Mine in January 2020, the Company recorded production costs of $3.2 million and $3.5 million of depreciation, depletion and amortization in the first quarter of 2020 (March 31, 2019 and June 30, 2019 - $nil). There were no additional standby costs related to the Lysii waste dump accident incurred in the second quarter of 2020 (refer to note 18 for further details).

14. Corporate administration

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Administration and office costs	$5,965	$5,759	$12,053	$12,422
Share-based compensation	19,306	7,931	16,665	10,966

	$25,271	$13,690	$28,718	$23,388

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

15. Other operating expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Social development contributions (a)	$1,336	$273	$11,762	$707
Nature Development Fund contributions	925	675	1,850	1,350
Selling and marketing (b)	2,313	3,203	5,191	5,062
Mill optimization studies-Mount Milligan	454	—	454	—
Reclamation expense (c)	17,065	—	43,505	—
Direct costs related to COVID-19 (d)	832	—	868	—
Remediation costs-Kumtor	—	—	70	—

	$22,925	$4,151	$63,700	$7,119

(a)	The Company made a $9.0 million contribution to the Regional Development Fund in March 2020 for regional development in the Kyrgyz Republic. Refer to note 18.
(b)	Primarily includes freight charges associated with the Mount Milligan Mine and Langeloth processing facility.
(c)

Consists of the provision for reclamation that is recognized in the Statement of Earnings due to a change in the interest rate used to discount the reclamation costs and the foreign exchange rates. Refer to note 9.

(d)

Primarily includes incremental costs such as medical services and cleaning costs, incurred to prevent the spread of COVID-19. For the three and six months ended June 30, 2020, production costs include $0.6 million of compensation expense for employees who were unable to return to site, during the COVID-19 pandemic.

16. Other (income) expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Foreign exchange loss	$2,783	$649	$2,445	$2,059
(Gain) loss on non-hedge derivatives (note 20b)	(3,084)	(401)	5,323	(346)
Fair value adjustment on marketable securities	(1,741)	(15)	(1,617)	(296)
Interest income	(168)	(811)	(854)	(1,802)
Other	(29)	(35)	34	(370)

Total other (income) expense	$(2,239)	$(613)	$5,331	$(755)

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

17. Shareholders’ equity

a. Earnings per share

Basic and diluted earnings per share computation:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Net earnings	$80,743	$33,414	$100,751	$83,846
Adjustment to net earnings:
Impact of restricted share units treated as equity-settled	143	—	196	—

Net earnings for diluted earnings per share	$80,886	$33,414	$100,947	$83,846

Basic weighted average number of common shares outstanding	294,116	292,633	293,904	292,418
Effect of potentially dilutive securities:
Stock options	2,642	593	1,407	365
Restricted share units	1,250	1,221	1,247	989

Diluted weighted average number of common shares outstanding	298,008	$294,447	$296,558	$293,772

Basic earnings per common share	$0.27	$0.11	$0.34	$0.29
Diluted earnings per common share	$0.27	$0.11	$0.34	$0.29

For the three months ended June 30, 2020 and 2019, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the period.

Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Stock options	868	3,813	1,631	4,697

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b. Dividends

Dividends are declared and paid in Canadian dollars. The details of the dividend declared for the period ended June 30, 2020 are as follows:

Date Declared	Record Date	Payment Date	Dividend per Share (C$)	Amount
March 25, 2020	April 7, 2020	April 22, 2020	0.04	$8,381
April 30, 2020	May 21, 2020	June 4, 2020	0.04	$8,806

				$17,187

As at June 30, 2020, $0.2 million of the dividends declared were converted to share-based compensation units and are included in the liability for share-based compensation in accrued liabilities.

On July 30, 2020, the Board approved a quarterly dividend of C$0.05 per common share, payable on August 28, 2020 to shareholders of record on August 14, 2020.

18. Commitments and contingencies

Commitments

a. Contracts

As at June 30, 2020, the Company has entered into contracts to purchase capital equipment and operational supplies totalling $42.0 million (Öksüt - $15.1 million, Kumtor - $20.1 million, Mount Milligan - $5.1 million, Greenstone Gold Property - $0.8 million and Kemess - $0.9 million). Öksüt Mine commitments include $3.6 million of contracts that will be settled over the next two to three years, and the remaining outstanding contracts are expected to be settled over the next twelve months.

b. Greenstone Partnership

As at June 30, 2020, the Company has funded a total of C$155.7 million (US$118.5 million) of its C$185 million development contributions commitment since the inception of the partnership to Greenstone Gold Mines LP.

c. Regional Social Fund Contributions

In view of, among other things, the urgent need for regional development in the Kyrgyz Republic, Kumtor Gold Company determined that additional contributions to the previously established Kyrgyz Republic Social Partnership for the Regional Fund were appropriate. Accordingly, it made a further $9 million contribution to the Regional Fund in March 2020 and intends to make further contributions of $2.2 million each quarter the mine operates normally, up to a total of $22.0 million. For the three months ended June 30, 2020, no contributions were made to the Regional Fund.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Contingencies

Kyrgyz Republic

Kumtor Mine

Lysii Waste Dump Accident

On December 1, 2019, Centerra announced that the Kumtor Mine experienced a significant waste rock movement at the Lysii waste rock dump, which resulted in the fatalities of two Kumtor employees. The Company and Kyrgyz state authorities have completed their investigations into the accident. Kyrgyz state authorities’ final reports concluded that there were no violations of Kyrgyz laws in connection with the accident. A criminal investigation, which is required in the Kyrgyz Republic any time there is a fatality at a workplace, is ongoing and the Company is cooperating with that investigation.

Petrov Lake Accident

On February 18, 2020, the Company announced that a fatal accident occurred at the Kumtor Mine when an excavator slipped down into a water filled basin while operating a shovel near Petrov Lake. The Company and Kyrgyz state authorities have completed their investigations into the accident. The Company continues to cooperate with Kyrgyz authorities on the related criminal investigation.

Canada

Mount Milligan Mine

In the first quarter of 2020, the Company has received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Greenstone Gold Property

As previously disclosed, on December 23, 2019, the Company’s wholly owned subsidiary, AuRico Canadian Royalty Holdings Inc. (“AuRico”), filed with the Ontario Superior Court of Justice a statement of claim against Greenstone Gold Mines G.P. Inc. (the “Greenstone Managing Partner”), Premier Gold Mines Hardrock Inc., a subsidiary of Premier Gold Mines Limited (“Premier”) and two individual directors appointed by Premier to the Greenstone Managing Partner’s board of directors. The claim relates to, among other things, whether a report prepared by G-Mining Services Inc. on behalf of the Greenstone Managing Partner constitutes a “Feasibility Study” under the amended and restated partnership agreement that governs the partnership between affiliates of the Company and Premier and how the Greenstone Managing Partner and Premier responded to questions regarding the report that were raised by members of Greenstone Managing Partner’s board of directors, AuRico and/or the independent third-party expert retained by Centerra to review it. Statements of defense and counterclaim have been filed by Premier, two individuals nominated by Premier to the Greenstone Managing Partner’s board of directors and the Greenstone Managing Partner.

19. Related party transactions

a. Kyrgyzaltyn

The breakdown of the sales transactions and expenses with Kyrgyzaltyn JSC (“Kyrgyzaltyn”) are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Sales:
Gross gold and silver sales to Kyrgyzaltyn	$289,974	$199,635	$542,427	$396,494
Deduct: refinery and financing charges	(1,778)	(1,230)	(3,479)	(2,414)

Net sales revenue received from Kyrgyzaltyn	$288,196	$198,405	$538,948	$394,080

Expenses:
Contracting services provided by Kyrgyzaltyn	$170	$226	$330	$440
Management fees payable to Kyrgyzaltyn	138	153	273	304

Expenses paid to Kyrgyzaltyn	$308	$379	$603	$744

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Related party balances

The assets and liabilities of the Company include the following amounts receivable from and payable to Kyrgyzaltyn:

	June 30,	December 31,
	2020	2019
Amounts receivable	$107	$76
Amount payable	$(1,675)	$(1,585)

All amounts receivable from Kyrgyzaltyn were collected subsequent to June 30, 2020.

20. Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, amounts receivable (including embedded derivatives), derivative instruments, tax receivables, accounts payable and accrued liabilities (including amounts due to RGLD Gold AG (“RGLD”), a wholly owned subsidiary of Royal Gold Inc.), debt, and revenue-based taxes payable.

b. Derivative Instruments

The Company uses derivative instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, currency exchange rates and the cost of fuel.

(i)	Hedges

The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Kumtor and Mount Milligan operations (“fuel hedge contracts”). The Company also applies hedge accounting to the foreign exchange contracts it entered into after April 1, 2020 to hedge a portion of its future Canadian denominated expenditures. Both the fuel and foreign exchange hedge contracts are designated as cash flow hedges. Both the fuel and foreign exchange hedge contracts outstanding as at June 30, 2020 are expected to settle by June 30, 2022.

For the foreign exchange hedge contracts, the amounts in OCI are reclassified to either cost of sales in the Statement of Earnings or capitalized in the Statement of Financial Position when the underlying hedged transaction (operating cost or capital cost), identified at contract inception, is recognized in the cost of the Canadian denominated expenditure.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The derivative instruments outstanding as at June 30, 2020 that are accounted for as hedges are summarized below:

Contract	Instrument	Unit	Average strike price	Type	Total position
Fuel	Brent Crude Oil zero-cost collars	Barrels	$49/$56	Fixed	218,382
Fuel	Brent Crude Oil swap contracts	Barrels	$41	Fixed	225,925
Fuel	ULSD zero-cost collars	Barrels	$67/$76	Fixed	248,556
Fuel	ULSD swap contracts	Barrels	$52	Fixed	285,255
FX Hedges	USD/CAD zero cost-collars	C$	$1.33/$1.44	Fixed	274.8 million
FX Hedges	USD/CAD forward contracts	C$	$1.39	Fixed	186.0 million

The table below includes the effective portion of changes in the fair value of these derivatives recognized in OCI and the amounts reclassified to the Statement of Earnings.

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019(a)	2020	2019(a)
Effective portion of changes in fair value	$(3,630)	$612	$(3,591)	$196
Changes in fair value reclassified to Statement of Earnings	1,700	(446)	1,859	(221)

Net unrealized (loss) gain included in OCI, net of tax (b)	$(1,930)	$166	$(1,732)	$(25)

(a)	Includes strategic gold and copper hedge contracts that were settled in June 2019.
(b)	Includes tax of $nil for both the three and six months ended June 30, 2020 and 2019.

(ii)	Non-hedges

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to RGLD (the “RGLD deliverables”) and foreign exchange contracts that were entered into before April 1, 2020. Changes in fair value of non-hedge derivatives at each reporting date are included in the Statement of Earnings as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the RGLD deliverables, which are included in revenue. The non-hedge derivative instruments outstanding as at June 30, 2020 are expected to settle by December 2020.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The non-hedge derivative instruments outstanding as at June 30, 2020 are summarized as follows:

Contract	Instrument	Unit	Average strike price	Type	Total position
Gold (Royal Gold)	Forward contracts	Ounces	(a)	Float	17,004
Copper (Royal Gold)	Forward contracts	Pounds	(a)	Float	4.9 million
FX Hedges	Zero-cost collars	C$	$1.30/$1.35	Fixed	96.0 million

(a)	Royal Gold hedging program with a market price determined on closing of the contract

The following table is an analysis of the non-hedge derivative instruments recorded in the Statements of Earnings:

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Gain on RGLD deliverables in revenue	$5,433	$789	$4,400	$1,101
Gain (loss) on non-hedge foreign exchange contracts	$3,084	$401	$(5,323)	$346

c. Provisionally-priced contracts

Certain copper-gold concentrate sales contracts provide for provisional pricing. These sales contain an embedded derivative related to the provisional pricing mechanism and are marked to market at the end of each reporting period. As at June 30, 2020 the Company’s trade receivables with embedded derivatives had a fair value of $11.5 million (June 30, 2019 - $18.1 million), representing 13.4 million pounds of copper and 23,348 ounces of gold (June 30, 2019 – 23.1 million pounds of copper and 45,487 ounces of gold).

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

d. Fair value measurement

Classification and the fair value measurement by level of the financial assets and liabilities in the Statements of Financial Position were as follows:

June 30, 2020
	Level 1	Level 2	Level 3	Aggregate fair value
Financial assets
Cash	$212,213	$—	$—	$212,213
Amounts receivable	43,352	—	—	43,352
Provisionally-priced receivables	—	8,892	—	8,892
Derivative financial instruments	—	9,323	—	9,323
Restricted cash	1,996	—	—	1,996

	$257,561	$18,215	$—	$275,776

Financial liabilities
Derivative financial instruments	—	9,228	—	9,228
Accounts payable	212,296	—	—	212,296
Lease obligations	20,450	—	—	20,450

	$232,746	$9,228	$—	$241,974

December 31, 2019
	Level 1	Level 2	Level 3	Aggregate fair value
Financial assets
Cash	$42,717	$—	$—	$42,717
Amounts receivable	45,344	—	—	45,344
Provisionally-priced receivables	—	33,489	—	33,489
Derivative financial instruments	—	1,526	—	1,526
Restricted cash	27,986	—	—	27,986
Other assets	14,364	—	—	14,364

	$130,411	$35,015	$—	$165,426

Financial liabilities
Debt	$70,007	$—	$—	$70,007
Derivative financial instruments	—	183	—	183
Accounts payable	229,987	—	—	229,987
Lease obligations	21,423	—	—	21,423

	$321,417	$183	$—	$321,600

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

21. Supplemental disclosure

Changes in operating working capital

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Decrease (increase) in amounts receivable	$45,238	$(1,167)	$28,917	$(5,838)
Decrease (increase) in inventory - ore and metals	74,145	(17,694)	105,692	(10,057)
Increase in inventory - supplies	(6,653)	(5,592)	(23,422)	(3,482)
Decrease in prepaid expenses	250	3,664	5,149	8,663
Increase (decrease) in trade creditors and accruals	938	13,400	(37,999)	2,759
(Decrease) increase in revenue-based tax payable	(135)	(4,085)	16,510	10,319
(Decrease) increase in depreciation and amortization included in inventory	(62,110)	1,484	(65,412)	(8,008)
Increase (decrease) in other taxes payable	286	(410)	382	(210)

Changes in operating working capital	$51,959	$(10,400)	$29,817	$(5,854)

22. Segmented Information

In accordance with IFRS 8, Operating Segments, the Company’s operations are segmented into three mine sites and one business unit. The remaining operating segments, including Corporate and development projects, have been grouped into an “other” category and are not reported on individually.

The three mine sites include the Kumtor Gold Mine, the Mount Milligan Mine and the Öksüt Mine. The business unit consists of the Molybdenum segment, which include the operations of the Langeloth processing facility and care and maintenance activities of the Endako and Thompson Creek mines. The Corporate and other segment includes the head office located in Toronto, the Greenstone Gold Property, the Kemess Project and other international exploration projects.

The following table reconciles segment operating profit to the consolidated operating profit in the Statements of Earnings:

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Three months ended June 30, 2020
(Millions of U.S. Dollars)	Kumtor	Öksüt`(c)	Mount Milligan	Molybdenum		Corporate and other	Total
Revenue	$286.4	$14.6	$85.1	$26.6		$—	$412.7
Cost of sales
Production costs	54.7	3.3	53.0	30.9	(a)	—	141.9
Depreciation	64.9	0.6	18.0	1.9		—	85.4
Standby costs	—	—	—	—		—	—

Earnings (loss) from mine operations	$166.8	$10.7	$14.1	$(6.2)		$—	$185.4
Care and maintenance	—	—	—	3.2		3.9	7.1
Exploration expenses and business development	2.5	—	1.5	—		5.0	9.0
Corporate administration	—	—	—	—		25.3	25.3
Revenue-based taxes	40.4	—	—	—		—	40.4
Other operating expenses	2.8	—	2.6	17.5	(b)	—	22.9

Earnings (loss) from operations	$121.2	$10.7	$10.0	$(26.9)		$(34.2)	$80.7

a)	Includes an inventory impairment charge of $6.1 million related to the Molybdenum business unit for the quarter ending June 30, 2020 (June 30, 2019 - $nil).
b)

Includes a reclamation provision of $13.9 million at Thompson Creek Mine for the quarter ending June 30, 2020 (June 30, 2019 - $nil) as a result of a reduction in the estimated discount rate assumption.

c)	For the period from June 1, 2020 to June 30, 2020. The mine achieved commercial production effective May 31, 2020.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Three months ended June 30, 2019
(Millions of U.S. Dollars)	Kumtor	Öksüt	Mount Milligan	Molybdenum	Corporate and other	Total
Revenue	$197.7	$—	$84.0	$58.9	$—	$340.6
Cost of sales
Production costs	60.3	—	65.6	56.6	—	182.6
Depreciation	43.6	—	14.2	1.3	—	59.1
Standby costs	—	—	—	—	—	—

Earnings from mine operations	$93.8	$—	$4.2	$1.0	$—	$98.9
Care and maintenance	—	—	—	3.9	3.0	6.9
Exploration expenses and business development	2.4	—	1.2	—	6.9	10.5
Corporate administration	—	—	—	—	13.7	13.7
Revenue-based taxes	27.8	—	—	—	—	27.8
Other operating expenses	0.9	—	2.5	0.7	—	4.1

Earnings (loss) from operations	$62.7	$—	$0.5	$(3.6)	$(23.6)	$35.9

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Six months ended June 30, 2020
(Millions of U.S. Dollars)	Kumtor	Öksüt (c)	Mount Milligan	Molybdenum		Corporate and other	Total
Revenue	$535.3	$14.6	$167.0	$69.8		$—	$786.7
Cost of sales
Production costs	106.2	3.3	113.6	83.4	(a)	—	306.5
Depreciation	118.5	0.6	36.0	3.4		—	158.5
Standby costs	6.7	—	—	—		—	6.7

Earnings (loss) from mine operations	$303.9	$10.7	$17.4	$(17.0)		$—	$315.0
Care and maintenance	—	—	—	6.5		7.4	13.9
Exploration expenses and business development	7.2	—	2.1	—		9.2	18.5
Corporate administration	—	—	—	—		28.7	28.7
Revenue-based taxes	75.5	—	—	—		—	75.5
Other operating expenses	14.3	—	4.7	44.7	(b)	—	63.7

Earnings (loss) from operations	$206.9	$10.7	$10.6	$(68.2)		$(45.3)	$114.7

Capital expenditure	$126.3	$21.0	$13.0	$2.3		$9.3	$171.9

a)	Includes an inventory impairment charge of $13.6 million related to the Molybdenum business unit for the six months ending June 30, 2020 (June 30, 2019 - $nil).
b)

Includes a reclamation provision of $40.3 million at Thompson Creek Mine for the six months ending June 30, 2020 (June 30, 2019 - $nil) as a result of a reduction in the estimated discount rate assumption.

c)	For the period from June 1, 2020 to June 30, 2020. The mine achieved commercial production effective May 31, 2020.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Six months ended June 30, 2019
(Millions of U.S. Dollars)	Kumtor	Öksüt	Mount Milligan	Molybdenum	Corporate and other	Total
Revenue	$392.6	$—	$161.4	$120.4	$—	$674.4
Cost of sales
Production costs	114.3	—	122.1	118.0	—	354.4
Depreciation	84.6	—	26.3	2.4	—	113.3
Standby costs	—	—	—	—	—	—

Earnings from mine operations	$193.7	$—	$13.0	$0.0	$—	$206.7
Care and maintenance	—	—	—	7.5	6.7	14.2
Exploration expenses and business development	5.4	—	1.4	—	11.8	18.6
Corporate administration	—	—	—	—	23.4	23.4
Revenue-based taxes	55.2	—	—	—	—	55.2
Other operating expenses	2.0	—	3.7	1.4	—	7.1

Earnings (loss) from operations	$131.1	$—	$7.9	$(8.9)	$(41.9)	$88.2

Capital expenditure	$65.2	$35.8	$42.0	$0.8	$9.4	$153.2